EXHIBIT 99.2

[LOGO]






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                                                        ANNUAL REPORT
                                                        2003


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Glencairn Gold Corporation                                     [GRAPHIC OMITTED]



               CONTENTS

          1    Glencairn Highlights

          2    Message to Shareholders

          4    Operations Overview

          6    Limon Mine

          9    Bellavista Mine

          11   Vogel Property

          12   Protecting the Environment

          13   Management's Discussion and Analysis of Financial Results

          21   Management's Responsibility for Financial Reporting

          21   Auditors' Report to Shareholders

          22   Consolidated Financial Statements

          25   Notes to Consolidated Financial Statements

          IBC  Corporate Information

All currency figures in US$
unless otherwise indicated


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Glencairn Gold Corporation                                     [GRAPHIC OMITTED]


2003 highlights
---------------

Attained gold-producer status with acquisition of Limon Mine in Nicaragua

Began construction at Bellavista in Costa Rica; production scheduled for early 2005

Completed equity financings for Bellavista construction and aggressive exploration

Gained listing on Toronto Stock Exchange under trading symbol GGG


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Glencairn Gold Corporation                                     [GRAPHIC OMITTED]

Glencairn Gold Corporation is a much different company than it was at the beginning of 2003. At that time, your company had a single, unfunded project and faced the substantial hurdle of raising more than three times its market capitalization to build its first mine. Glencairn now has one mine in production, a second under construction and a third project at the advanced exploration stage. Having assembled a top-notch operating team, we continue to look for additional growth opportunities.

The timing of our acquisitions could hardly have been better. Bellavista in Costa Rica was purchased in late 2002 when gold prices were much lower, at a cost of $0.85 per reserve-ounce, this for a fully permitted project. Then, in mid-2003 Glencairn negotiated a business combination with Black Hawk Mining Inc., bringing us the Limon Mine in Nicaragua and the Vogel project in Timmins.

message to shareholders
-----------------------

The Limon Mine is now producing gold at a rate of more than 50,000 ounces per year and generating solid operating earnings. The mine, a mainstay of
Nicaragua's healthy mining industry, first opened in 1850, and has been in continuous production since 1941, producing nearly three million ounces. Our challenge at Limon is to increase reserves, (and to that end we began a 40,000-metre diamond drilling program early in 2004.

With Bellavista on schedule to begin commercial gold production early in 2005 and our Vogel project in Timmins, Ontario, about to undergo a pre-feasibility study to determine the economics of extracting gold there, we have a full pipeline of projects to maintain our aggressive growth plans. Drilling programs will be undertaken this year at Bellavista and Vogel as well.

Financially, your company's balance sheet was strengthened dramatically in 2003. During the year Glencairn raised net proceeds of $13.7 million in three separate equity issues. At year end your company had $19.7 million in working capital, $14.9 million of that in cash, and no debt. Subsequent to year end, we completed a further equity financing which raised net proceeds of $20.3 million to complete construction of Bellavista. Furthermore, the Limon Mine is now generating good cash flow and in the fourth quarter of 2003, it reported earnings from mining operations of $912,000.



2 Annual Report 2003


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Glencairn Gold Corporation                                     [GRAPHIC OMITTED]

The merger with Black Hawk also prompted a reorganization of your board of directors. John Kalmet and Patrick Mars continued with us as directors, and we were pleased to welcome to the board Colin Benner, John Bracale, Gordon Bub and Donald Charter. Of this reconstituted board, six directors are independent of management. Of those six, three have exceptionally strong backgrounds in mining operations and three have well-established roots in the financial community. Altogether, your board of directors is committed to managing the Company's affairs in a prudent fashion and in accordance with the highest standards of corporate governance.

Building a quality operating team is a challenge in these times of robust resource prices. We were very pleased to have Michael Gareau join us from Black Hawk as Vice-President Exploration, bringing 25 years of gold exploration experience to the Company. Subsequent to year end Kevin Drover also joined our management team as Chief Operating Officer. Kevin is a world-class operator who will have a pivotal role in the Company, overseeing construction of Bellavista and ensuring that operating performance at Limon is maximized.

While we can make no claim of being able to predict the future, we are in the gold business and must base today's decisions on our outlook for the future. We believe the outlook for gold markets is strong. Pressure from devaluations of all major currencies continue to be bullish for gold, and industry fundamentals of supply and demand look extremely favourable. While the gold price is certain to be subject to wide fluctuations, we believe the trend will be upwards during the coming year and very likely for some time into the future. Glencairn has a policy of not hedging future production so that we can benefit from these expected gold price increases. Your management team is committed to increasing value for shareholders during what we believe is a unique opportunity for growth in a long-term gold bull market.

Glencairn changed substantially in 2003, and perhaps nowhere is that more evident than in the number of employees who contribute to our ongoing success. At the beginning of 2003, Glencairn operated with a staff of 11; today your company's payroll approaches 600 men and women in three countries. We want to thank all of them for their efforts during this period of tremendous growth.

We also want to thank the Company's shareholders for their support and look forward to sharing continued success with you in 2004.

On behalf of the Board of Directors,



/s/ Ian J. McDonald                     /s/ Kerry Knoll
Ian J. McDonald                         Kerry Knoll
Chairman                                President and Chief Executive Officer

Toronto, April 19, 2004



3 Annual Report 2003


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Glencairn Gold Corporation                                     [GRAPHIC OMITTED]

operations overview
-------------------

Glencairn achieved gold-producer status in October 2003 with the acquisition of the Limon Mine in Nicaragua. A fully mechanized underground operation using conventional milling for gold recovery, Limon produced 45,927 ounces of gold in 2003 and is scheduled to produce 53,000 ounces in 2004.

In December 2003 the Company began construction of its second mine, Bellavista, in neighbouring Costa Rica. Bellavista, an open-pit, heap-leach operation, is expected a to produce gold at a rate of 60,000 ounces per year when commercial production begins in early 2005, more than doubling the Company's current output.

A third property, the Vogel Project in Timmins, Ont., is at the pre-feasibility stage. Vogel has an established mineral resource that has not been evaluated since 1999 when gold prices were much lower. A drill program began in the first quarter of 2004 to confirm those resources as the first step toward determining the economic viability of mining at Vogel.


Key Statistics, 2003 vs. 2002*
                                                           2003             2002
--------------------------------------------------------------------------------
Gold sales (oz.)                                         45,927           57,083
Average realized gold price per oz.                        $332             $272
Cash Operating Cost per oz.                                $248             $214
Total Cash Cost per oz.                                    $267             $227
Loss per Share                                          ($0.03)          ($0.07)
Working Capital at Dec. 31 (000s)                       $19,736           $3,926
Average number shares outstanding (000s)                 57,452           47,228
--------------------------------------------------------------------------------
*See Management Discussion and Analysis for a discussion of the accounting presentation


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4 Annual Report 2003


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Glencairn Gold Corporation                                     [GRAPHIC OMITTED]

In addition to these three projects, Glencairn has an excellent portfolio of exploration targets. Of primary interest are several targets on the Limon mineral concession and the La India mineral concession, also in Nicaragua, that are all within easy trucking distance of the Limon mill. There are a number of exploration targets on the Bellavista property in Costa Rica that have never been tested by drilling despite more than 100 years of mining in the district.

Our goal in 2004 is to build on current production from these properties and move closer towards the status of mid-tier gold producer.

                        Gold       Cut-off    Tonnes      Grade      Contained
                       Price   grade (g/t)                (g/t)         Ounces
------------------------------------------------------------------------------
Mineral Reserves

Limon-proven            $350       3.65      185,287       6.32         37,638
Limon-probable          $350       3.65      569,264       6.01        110,003
  Limon Total                                754,551       6.09        147,641
Bellavista-proven       $325        0.5    9,846,962       1.48        467,347
Bellavista-probable     $325        0.5    1,392,699       1.96         87,725
  Bellavista Total                        11,239,661       1.54        555,072
  Total Reserves                                                       702,713
--------------------------------------------------------------------------------
Measured and Indicated Mineral
 Resources
Limon - Measured                    4.5        5,221       4.83            811
Limon -Indicated                    4.5      161,104       7.04         36,477
  Limon Total                       4.5      166,325       6.97         37,288
La India -indicated                 4.5      775,400        8.2        205,300
Bellavista -Measured and Indicated  0.5    9,932,849        1.2        383,224
Vogel                               6.0      642,000       12.7        261,100
Total                                                                  886,912
--------------------------------------------------------------------------------
Inferred Mineral Resources
Limon                               4.5      847,989       7.27        198,231
La India                            4.5    1,123,500       9.3         336,000
Vogel                               6.0      933,800      12.7         379,800
Total                                                                  914,031
--------------------------------------------------------------------------------

Note 1 The mineral reserve and mineral resource estimates for the Limon Mine set out in the above table were supervised by Michael Gareau, P.Geo., an employee of the Company and qualified person, in compliance with National Instrument 43-101.

Note 2 The mineral resources for the Bellavista Mine set out in the above table were prepared by Snowden Mining Industry Consultants Inc. The mineral reserves for the Bellavista Mine were prepared by Wheaton River Minerals Ltd. Pincock, Allen & Holt Ltd. audited the mineral reserves and mineral resources. Bellavista mineral reserves are based on a strip ratio of 1.32:1 (tonnes waste per tonne of ore).

Note 3 The mineral resources for the La India concession set out in the above table were in part estimated by TVX Gold Inc. in 1997 for selected veins; mineral resources for the remaining veins are derived from a joint 1990 Russian-Nicaraguan study. Only the mineral resources from the Russian-Nicaraguan study that correspond to the equivalent CIM Standards, as defined in Note 5 below, of indicated mineral resources and inferred mineral resources are included in the mineral resources reported above; there were no corresponding measured mineral resources. The La India mineral resources should be considered historical estimates, as appropriate.

Note 4 The mineral resources for the Vogel Property set out above were estimated in 1999 by A.C.A. Howe International Ltd. using a gold price of $300 and an exchange rate of C$1.50=$1. The mineral resources are classified as indicated mineral resources and inferred mineral resources and are based on CIM Standards.

Note 5 The mineral reserves and resources reported herein are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000 ("CIM Standards"). Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral Resources for Limon and Bellavista are in addition to Mineral Reserves.



5 Annual Report 2003


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Glencairn Gold Corporation                                     [GRAPHIC OMITTED]

operations Limon Mine
---------------------

Glencairn acquired its 95 % interest in the Limon Mine in northwestern Nicaragua through a business combination with Black Hawk Mining Inc. completed in October 2003. A mainstay of Nicaragua's well-established mining sector, Limon sold 45,927 ounces of gold in 2003 at a cash operating cost of $248 per ounce compared with 57,083 ounces in 2002 at $214 per ounce.

Gold production in 2003 at Limon was about 12% below plan, largely due to a labour dispute in late 2002 that carried over into the first quarter of 2003. Mill feed in 2003 declined to 284,116 tonnes from 314,567 tonnes in 2002 as a result. Ore grade was also lower at 5.7 g/t compared with 6.2 g/t in 2002, further reducing gold production. In February of 2003, a new two-year labour contract was entered into, and labour relations have improved significantly since then. The Company expects to produce 53,000 ounces of gold in 2004 at a cash operating cost of $238 per ounce.


Quick Facts
--------------------------------------------------------------------------------
Location                            Northwestern Nicaragua
Status                              In production at 1,000 tonnes per day
Reserves                            147,641 contained ounces (31 Dec. 2003)
Mining                              Underground, fully mechanized
Recovery                            86%, SAG mill, carbon-in-pulp recovery
Sales (ounces)                      45,927
Cash Operating Cost per oz. (2003)  $248
Workforce                           436
--------------------------------------------------------------------------------


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6 Annual Report 2003


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Glencairn Gold Corporation                                     [GRAPHIC OMITTED]


The Limon Mine, approximately 100 km north of Managua, the country's capital, is best described as a classic epithermal vein deposit. First mined as early as 1850, it has been in continuous operation since 1941, producing almost three million ounces over the past 62 years from three separate vein systems, each vein system contributing about one million ounces. Limon today is a fully mechanized underground operation with 2003 production coming from a single vein system known as Talavera. A 1,000-tonne-per-day mill, built in 1996, consistently recovers 86%-87% of gold in ore using semi-autogenous grinding and a conventional carbon-in-pulp recovery process.

Limon, combined with other mineral concessions in Nicaragua, has considerable mineral resources in the Measured and Indicated Mineral Resource categories and the Inferred Mineral Resource category. Furthermore, the Company's entire 12,000-hectare Limon mineral concession has excellent potential for exploration. However, under previous ownership, all of Limon's gold production for the five-year period that ended in mid-2003 had been sold forward at a price of $270 per ounce. As a result, the mine provided insufficient cash flow in recent years to fund meaningful mine development or exploration.


                               [GRAPHIC OMITTED]
                      [UNDERGROUND DRILLING AT LIMON MINE]


Since July, 2003, Limon has received full market price for its gold production. In the fourth quarter of 2003, the mine recorded earnings from mining operations of $912,000. Since coming under Glencairn's ownership, an aggressive $3-million exploration and development budget has been initiated at Limon. Reserves at December 31, 2003, were 754,551 tonnes grading 6.09 g/t, sufficient for more than two years of mining at current rates.

Of particular exploration interest on the Limon mineral concession is the Santa Rosa target, identified in 2002 but never adequately drilled. Preliminary exploration on Santa Rosa, just three kilometres south of the Limon mill, indicates it is similar in potential to the three






7 Annual Report 2003


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Glencairn Gold Corporation                                     [GRAPHIC OMITTED]



vein systems that provided all of Limon's past recorded gold production. A diamond drill program initiated in the first quarter of 2004 is designed to confirm Santa Rosa's potential to host significant gold mineralization, which could represent a new and untouched mining opportunity.

Elsewhere in northwestern Nicaragua the Company's 690-square-kilometre mineral concessions provide further exploration opportunities. At La India, approximately 70 road kilometres from the Limon mill, a Measured and Indicated Resource containing 205,300 ounces gold and an Inferred Resource containing 336,000 ounces of gold was outlined in previous years. In early 2004 the Company initiated an exploration program at La India, including diamond drilling, with the objective of defining material that could be trucked to the Limon mill. In total, the Company holds 14 exploration properties in Nicaragua, totalling 813 square kilometres,


                               [GRAPHIC OMITTED]
                                [THE LIMON MILL]


8 Annual Report 2003


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Glencairn Gold Corporation                                     [GRAPHIC OMITTED]

projects Bellavista Mine
------------------------

Construction of the Bellavista Mine in Costa Rica began in early December, 2003, and is scheduled to be complete by the end of 2004 with commercial gold production to begin early in 2005. Construction cost is estimated at $26 million.

Once in commercial production, Bellavista is expected to produce 60,000 ounces of gold per year over a minimum eight-year mine life, from a current total mineral reserve containing 555,000 ounces gold. Mine life could be extended by as much as two years from the known gold mineral resource on the property by resolving some minor permitting issues and optimizing engineering plans.

The Bellavista Mine will use standard heap-leach gold extraction methods combined with highgrade grind agglomeration to increase expected gold recovery rate to 78.6%. The project is located in a Costa Rica "free zone", which means no duties are imposed on items imported for the processing plant. The project will also benefit from a 12-year holiday from income taxes. Glencairn will, however, pay a 2% royalty on all ore mined to be divided equally between the national government and the local municipal government.


Quick Facts
--------------------------------------------------------------------------------
Location                                         Costa Rica
Status                                           Under construction
Ownership                                        100%
Mining                                           Open pit
Recovery                                         Heap leach
Annual production                                60,000 oz.
Mineable oz. gold                                555,000 oz.
Cash Operating Cost per oz.                      $163
--------------------------------------------------------------------------------


                               [GRAPHIC OMITTED]
                       [INSTALLING LINERS AT BELLAVISTA]


9 Annual Report 2003


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Glencairn Gold Corporation                                     [GRAPHIC OMITTED]


The Company has, as of early 2004, sufficient funds for the entire capital cost of Bellavista. Phase 1 of construction, to be completed prior to the rainy season which usually comes in June, was on schedule and on budget at the end of the first quarter of 2004. The Company expects to meet its construction timetable to enable the first ore to be placed on the leach pads before the end of 2004.

Located in a gold camp that has seen  production  for more than 100  years,  the
Bellavista property holds considerable exploration potential beyond the currently outlined mineral reserves and resources. Three areas in particular hold excellent promise. One is the northern extension of the Montezuma Mine, very close to the Bellavista deposit, which produced gold over a 20-year period until 1916. Also on the Bellavista property is the former producing La Trinidad Mine. These two targets both have geochemical signatures of a size similar to the Bellavista deposit, and neither has ever been subject to diamond drilling. A third target is the intersection between two gold-bearing faults, which also contains a significant gold geochemical signature. The Company plans to complete 3,000 metres of drilling in 2004.


                               [GRAPHIC OMITTED]
           [AN ARTIST'S CONCEPT OF THE BELLAVISTA MINE IN PRODUCTION]


10 Annual Report 2003


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Glencairn Gold Corporation                                     [GRAPHIC OMITTED]

exploration Vogel property
--------------------------

Glencairn acquired its 100% interest in the Vogel Property in Timmins, Ontario, through a business combination with Black Hawk Mining Inc. that was completed in October of 2003.

The Vogel Property is located in the heart of northern Ontario's Timmins gold camp, one of the world's most prolific gold-producing areas. Vogel lies on strike with and on the same gold-bearing structure that hosts the Hoyle Pond Mine and the 1060 Zone (both currently in production as underground operations not owned by Glencairn) to the east and the Bell Creek Mine (a former producer) to the west.

The property covers 65 hectares (160 acres) in Hoyle Township in the western part of the Abitibi Belt, an Archean volcanic-sedimentary complex that is of major economic significance for gold and base metal deposits. Access is by gravel road from provincial Highway 101.

Approximately 44,100 metres of diamond drilling in 136 holes were completed on the property to the end of 1997, the last year of field activities prior to coming under Glencairn's ownership.


                               [GRAPHIC OMITTED]
                            [VISIBLE GOLD AT VOGEL]


Quick Facts
--------------------------------------------------------------------------------
Location              Timmins, Canada
Status                Pre-feasibility study under consideration
Ownership             100%
Contained oz. Gold    261,100 oz. indicated; 379,800 oz. inferred
--------------------------------------------------------------------------------


This drilling outlined the existence of at least six alteration zones, all of which are gold bearing. Based on the work done up to 1997, and using a cut-off grade of 6.0 grams per tonne, Vogel is estimated to host an Indicated Mineral Resource of 642,000 tonnes grading 12.7 g/tonne or 261,100 contained ounces of gold and an Inferred Mineral Resource of 933,800 tonnes grading 12.7 g/t or 379,800 contained ounces of gold.

In 1999, an engineering study was completed by A.C.A. Howe International Limited that recommended further engineering work and exploration. In early 2004, a 12,000-metre diamond drill program was initiated on the property.



11 Annual Report 2003


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Glencairn Gold Corporation                                     [GRAPHIC OMITTED]

protecting the environment
--------------------------

Glencairn designs, constructs, operates and reclaims all of its facilities to meet or surpass applicable regulations and laws as our commitment to protect the environment for present and future generations.

All Glencairn employees are responsible for incorporating into their planning and work any actions necessary to fulfill our commitment to protecting the environment, and the Company makes every effort to provide employees with the resources necessary to meet this commitment.

We promote the active commitment of our employees to the Company's environmental policy and strive to foster a workplace where open communication between employees and management on health, safety, environmental and mining practices is encouraged.

Furthermore, the Company works cooperatively with government agencies, local communities, suppliers and trade associations to ensure the safe handling, use and disposal of all materials and products. It is our policy to communicate openly with the public and government regarding our plans, programs and performance.

We put in place effective, realistic systems to minimize risk to health, safety and the environment and support our employees' efforts to acquire the scientific knowledge and technologies needed to continuously improve the safe, efficient use of processes, materials and emergency response systems.

Glencairn strives to be a leader in environmental, health and safety management. In the absence of legislation, we apply best management practices to advance environmental protection and to minimize environmental risk. And finally, we maintain an active, continuing, self-monitoring program to ensure compliance with government and Company requirements.





12 Annual Report 2003


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Glencairn Gold Corporation


Management's Discussion and Analysis of Financial Results
(amounts expressed in U.S. dollars unless otherwise noted)

The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and related notes thereto which have been prepared in United States dollars and in accordance with Canadian generally accepted accounting principles ("GAAP"). All dollar amounts are US dollars unless otherwise indicated.

Overview
--------
Glencairn Gold Corporation is a gold mining company that operates the Limon Mine in Nicaragua, and is constructing the Bellavista Mine in Costa Rica. The Company owns exploration properties in Nicaragua and Canada and is engaged in exploring for gold on certain of these properties. The Company's objective is to become a mid-tier gold producer through development of existing mines, acquisition of operating mines and advanced development projects, and selective exploration.

In October 2003 the Company completed a business combination with Black Hawk Mining Inc. and acquired the Limon Mine and a large area of exploration properties in Nicaragua and the Vogel Project in Canada. The Company also acquired the Keystone Mine that ceased operations in 2000 and is being reclaimed. In October 2002 the Company purchased the Bellavista Project in Costa Rica. The Bellavista Project is a fully permitted development project. Construction of the Bellavista Mine commenced in December 2003 and commercial gold production is expected in early 2005.

Accounting Presentation of Glencairn / Black Hawk Business Combination
----------------------------------------------------------------------
The combination of Glencairn Gold Corporation and Black Hawk Mining Inc. resulted in Glencairn acquiring all the shares of Black Hawk and becoming the legal parent corporation. The Black Hawk shares were acquired by issuing Glencairn shares and resulted in the former Black Hawk shareholders holding a majority of the outstanding Glencairn shares immediately after the transaction. Under Canadian generally accepted accounting principles Black Hawk is deemed to be the acquirer and the Black Hawk financial statements form the basis of the Glencairn financial statements. Glencairn revenues, expenses, assets and liabilities, after allocation of purchase adjustments, have been consolidated, from the acquisition date of October 17, 2003 onwards, with the Black Hawk accounts. Comparative amounts for 2002 are the former Black Hawk financial statements.

Accounting Changes
------------------
Exploration and development expenditures

In 2003 the Company changed its accounting policy with respect to exploration and development expenditures to conform to common industry practice among gold producers. Significant property acquisition costs are capitalized. Exploration and development expenditures are expensed until a feasibility study has been completed that indicates the property is economically feasible. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale.

Previously the Company's policy was to capitalize acquisition and exploration costs for properties with development potential until the economic viability of the project was determined. Other exploration costs were expensed as incurred. Accumulated costs relating to abandoned properties were expensed in the year of abandonment. This change in accounting policy has been applied retroactively and increased exploration expense by $50,000 in both 2003 and 2002.

Stock Option Expense

In 2003 the Company adopted the recommendations for fair value accounting of employee stock option grants under section 3870 Stock-Based Compensation of Canadian Institute of Chartered Accountants Handbook. These recommendations require compensation costs, for stock options granted to employees, be recorded in earnings based on the fair value of the options on the grant date. Previously these costs were disclosed in the notes to the consolidated financial statements. This policy change was adopted on a prospective basis and an expense of $1,479,000 was recorded in 2003.


13 Annual Report 2003

Glencairn Gold Corporation

Reclamation Expense

A reclamation obligation for the Limon Mine has existed since Black Hawk Mining Inc. acquired it in 1998, however, reclamation expense was not recorded in the financial statements in prior years. In 2003, reclamation expense was recorded and the comparative year financial statements have been restated. The effect of this change in 2003 was an increase in reclamation expense of $46,000 (2002 - $70,000) and an increase in the provision for reclamation of $552,000 (2002 - $506,000).

Asset Retirement Obligations

Effective January 2004 the Company is required to adopt the recommendations on asset retirement obligations of section 3110 of the Canadian Institute of Chartered Accountants Handbook. The new standard focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The standard requires the recognition of any statutory, contractual or other legal obligation, normally when incurred. The obligations are measured initially at fair value and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost is amortized to income on a systematic and rational basis. Management is assessing the effect of this change.

Critical Accounting Estimates
-----------------------------
The Company's accounting policies are described in Note 2 to the consolidated financial statements. The estimates made in applying the policies below are highly uncertain and a change in these estimates could materially impact the consolidated financial statements.

Property, Plant and Equipment

Carrying values for producing properties and properties under development are at cost less depreciation and depletion and any write-downs to recognize impairment. Management reviews these properties at least annually to determine any impairment by estimating undiscounted future cash flows. If undiscounted future cash flows are determined to be less than the carrying value of the property then the property is written down to the amount of future cash flows. Future cash flows are estimated by management based on estimated gold prices, operating costs, production volume, reclamation costs, capital expenditures and mineral reserves. Each of these variables is subject to a high degree of uncertainty and risk.

Depreciation and depletion is also determined based on property, plant and equipment carrying values. Depreciation and depletion is calculated on a unit of production basis over existing mineral reserves. Mineral reserves are an estimate of the quantities of economically recoverable ore and will change from time to time as a result of additional geological information, actual gold grade or recoveries different from original estimates and gold price changes.

Reclamation Expense

The Company is subject to environmental protection laws governing reclamation of its mine sites. These laws are continually changing and discussions are ongoing with the environmental authorities in the Province of Manitoba regarding the scope of reclamation work to be carried out in the Keystone area. Reclamation costs are estimated based on current environmental laws and charged to earnings on a unit of production basis over existing mineral reserves that are subject to the mineral reserve uncertainties which are described above. In addition the reclamation cost estimates are subject to change with the changing laws.

Contingencies

An estimated contingent loss is recorded when it is determined from available information that a loss is probable and that the amount can be reasonably estimated. Contingent liabilities involve the exercise of judgment and an estimate of future outcomes. Contingencies are described in Note 19.


14 Annual Report 2003

Glencairn Gold Corporation

Selected Annual Information
---------------------------

                                                              2003           2002         2001
                                                      -----------------------------------------
Gold sales (ounces)                                         45,927         57,083       72,361
                                                      -----------------------------------------
Average spot gold price ($/ounce)                         $    363      $     310    $     271
Average realized gold price ($/ounce) (note 1)            $    332      $     272    $     272
Cash operating costs ($/ounce) (notes 2 and 3)            $    248      $     214    $     182
Total cash costs ($/ounce) (notes 2 and 3)                $    267      $     227    $     194
                                                      -----------------------------------------

Sales (000s)                                              $ 16,182      $  14,932    $  20,055
Cost of sales (000s)                                      $ 11,395      $  12,209    $  13,137
Net earnings (loss) (000s)                                $ (1,583)     $  (3,303)   $   1,761
Loss per share - basic and diluted                        $  (0.03)     $   (0.07)   $    0.00
                                                      -----------------------------------------

Cash (000s)                                               $ 14,903      $     754    $     589
Working capital (000s)                                    $ 19,736      $   3,926    $   3,247
Total assets (000s)                                       $ 38,486      $  16,977    $  22,470
                                                      -----------------------------------------


Notes
1. Excludes mark-to-market gain or loss on forward gold sale contracts, amortization of deferred gain on sale of gold put options and expiry of gold call options.
2.   Calculated in accordance with The Gold Institute Production Cost Standard.
3. Cash operating and total cash costs are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Please see the "Non-GAAP Performance Measures" section of this MD&A.

Results of Operations
---------------------
The Limon Mine was the Company's only operation during 2003 and 2002 and all sales and cost of sales were generated from that mine.

Sales increased by $1,250,000 or 8% in 2003 compared to 2002. Market prices for gold have been trending higher each year since 2001. Average spot prices per ounce were $363 and $310 in 2003 and 2002 respectively. The Company's average realized price per ounce in 2003 of $332 was 22% higher than 2002 but realized prices in both years were less than spot prices. In years prior to 2002 the Company committed much of its future production under forward sales contracts and call options at prices lower than recent spot prices. Gold sales included 19,430 ounces and 49,920 ounces in 2003 and 2002 respectively delivered under these hedge agreements. All of the Company's hedge commitments were completed in June 2003 and the Company plans to remain un-hedged in the future. Offsetting the higher realized prices was a 20% decline in the number of ounces sold in 2003.

Cost of sales decreased by $814,000 or 7% in 2003 compared to 2002. The Limon mine gold production was 11,156 ounces lower or 20% less in 2003. The reduced production was due to both lower head grades and the effects of a strike at the Limon Mine. The strike began in October 2002 and was settled in February 2003 but operations did not return to full production until the second quarter of 2003. Total cash costs per ounce in 2003 increased by 18% to $267 due to the lower production.



15 Annual Report 2003

Glencairn Gold Corporation

The effect of the labour strike at the Limon Mine was the single most important event affecting production in both 2002 and 2003. Although the strike was immediately ruled illegal by the Ministry of Labour of Nicaragua, and a settlement of both the strike and the pending collective bargaining agreement was negotiated by legitimate representatives of the workers in January, a faction of the union prevented a return to normal operations until mid-February. During the period of the strike limited production was maintained by approximately 40% of the workforce.

Efforts by the Company beginning in 2003 have focused on the strengthening of labour and community relations. With the assistance and participation of the Company, the employees formed a new beneficial organization, called the Junta de Fomento, to provide a savings program, a commissary with reduced prices and credit, and support to other small businesses offering services to the Company and employees.

General and administrative expense increased by 109% to $1,507,000 in 2003 due to increased activities subsequent to the merger requiring additional staff, office space, travel, investor relations, and transfer agent fees.

The costs to complete reclamation at the Keystone Mine, which ceased operations in 2000, were reviewed in 2003 and the estimated costs were increased by $593,000.

Related Parties
---------------
During the past several years Breakwater Resources Ltd. and the Company had several directors and officers in common and significant common shareholders. Currently four Breakwater directors or officers are directors of the Company. In the past two years Breakwater has provided the following services to the
Company: management of the Limon Mine; purchasing and logistics for the Limon Mine; sale of certain supplies to the Limon Mine and office space for the head office staff. The Limon management contract was negotiated when the former mine manager left as Black Hawk was pursuing a merger arrangement. The purchasing arrangement was to benefit from Breakwater's economies of scale in purchasing. The contracts were made on commercially acceptable terms. In 2003 the Company incurred expenses of $335,000 (2002 - $316,000) for these services. The Company has an ongoing contract for purchasing and logistics for the Limon Mine and purchases certain supplies for the Limon Mine from Breakwater.

A director and officer of the Company is a director of Wheaton River Minerals Ltd. In 2002 the Bellavista Project was purchased from Wheaton River for $140,000 and 750,000 common shares of the Company with a value of $204,000. In 2003 certain mining equipment to be used at the Bellavista Mine was purchased from Wheaton River at a cost of $50,000 and 600,000 common shares of the Company with a value of $200,000.

Cash Flows
----------
Operating activities used $150,000 in 2003 and generated $373,000 in 2002. The decrease resulted from a working capital increase required at the Limon Mine to sustain production after reductions in prior years and increased general and administrative expense resulting from the merger and increased activities.

Financing activities generated $13,661,000 in 2003. The Company completed two private placements of units consisting of shares and warrants for net proceeds of $5,330,000 and $8,052,000 subsequent to the merger with Black Hawk. Proceeds from the issues will be used for construction of the Bellavista Mine, equipment at the Limon Mine, exploration and for working capital requirements. Glencairn also completed a flow-through financing prior to the merger that provided $1,167,000 in net proceeds for exploration. This financing is shown as part of the acquisition of cash from business combination. Financing activities in 2002 required $785,000 to repay long-term debt that was due on the sale of the Company's Argentinean property.

Investing activities provided $638,000 in 2003. The Company's merger with Black Hawk Mining Inc. deemed Glencairn to be the acquired company for accounting purposes and so cash acquired from Glencairn of $2,215,000 is the largest item


16 Annual Report 2003

Glencairn Gold Corporation

contributing to the investment activities. Capital expenditures on property, plant and equipment consisted mainly of mining development at the Limon Mine and pre-construction costs at the Bellavista Mine. In 2002 cash was provided from the sale of the Company's Argentinean exploration property. Capital expenditures were used for Limon mine development, mobile equipment and tailings dam expansion at the Limon Mine in 2002.

Liquidity and Capital Resources
-------------------------------
The Company had cash of $14,903,000 and working capital of $19,736,000 at December 31, 2003. The significant improvement in the Company's liquidity from December 31, 2002 is a result of the equity financings described in financing activities above. In March 2004 the Company also completed a public offering of
34.5 million units consisting of a share and a half warrant that raised further net proceeds of $20,300,000. This equity issue replaced a planned project bank loan for the construction of the Bellavista Mine due to the high loan costs and the time required to complete the loan process.

The merger with Black Hawk and the recent financings have improved the Company's outlook. The Company now has sufficient cash resources to meet all of its known requirements. The Limon Mine has focused on improvements in equipment availability and accelerated mine development to increase grade mined and tonnage. These improvements are expected to reduce total cash costs in 2004. Revenues are expected to improve as hedge commitments were completed in June 2003 and gold prices are expected to average above $375 per ounce in 2004.

Construction of the Bellavista Mine commenced in December 2003 and is scheduled to be completed in April 2005. Leaching operations will commence in 2004 and delivery of the first gold bars is expected in early 2005. This mine will double the Company's production and provide additional cash flow. Working capital required is expected to climb by $3,000,000 in the next year as inventory is purchased for the start of the Bellavista Mine.

Exploration activities have increased significantly in 2004. The Company expects to spend $5,000,000 and drill 55,000 metres. The largest portion of the exploration will occur in Nicaragua and will focus on converting Limon Mine resources to reserves. Additional exploration will test new targets near the Limon Mine. Bellavista exploration will test targets adjacent to the mine site and will include the strike extension of the Montezuma Mine that operated last century. The Vogel Project exploration will include 12,000 metres of drilling and will aim to upgrade existing resources. This project will also satisfy the Company's commitment to spend funds raised from flow-through shares on qualifying Canadian exploration.

Risks
-----
Gold price - The Company's sole product is gold and the gold price realized is the major factor in determining the Company's profitability. The price of gold is set in worldwide markets which may be affected by the value of the US dollar relative to other currencies, central bank sales of gold, political and economic events, supply and demand and many other factors. Since 2001 the gold price has generally been increasing and many gold analysts predict further rising prices in the coming years. The Company currently has no gold hedges to protect against falling prices and intends not to hedge in the foreseeable future.

Currency - Many of the Company's costs are denominated in currencies other than the US dollar. An increase in these currencies would increase operating or capital costs. The Nicaraguan Cordoba and the Costa Rican Colon are the main currencies used by the Company. Currently both these currencies are linked to the US dollar by exchange rates managed through their central banks that reduce the value of the currency on an orderly basis. No currency hedges are in place or contemplated.

Reserves, exploration and development - Replacement or expansion of mineral reserves are required to continue mining operations. The Limon Mine has operated for several decades but has rarely had more than two years of future reserves at any time. Exploration and development at the Limon Mine is an ongoing challenge that must replace reserves regularly to ensure continued


17 Annual Report 2003

Glencairn Gold Corporation

production. In addition the Company is seeking to add reserves through extensive exploration at other sites. Mineral exploration involves many risks. Exploration expenditures may not produce additional reserves.

Construction - The Company's largest asset when completed will be the Bellavista Mine. The Bellavista Mine is under construction and subject to risks that may delay completion or increase costs such as weather or supplier increases.

Environmental - State and local environmental laws regulate the Company's mining operations and reclamation activities. The Company complies with current operating rules and has plans to reclaim its sites based on current legislation. Future changes to these laws may increase operating or reclamation costs or require financial deposits to guarantee reclamation.

Political - Operations are based in Nicaragua and Costa Rica. Both are developing countries that have higher political and economic risk than developed countries.

Contingencies
-------------
The Company has recently received formal notice from the State of Maine that it will be filing a complaint against its recently acquired subsidiary, Black Hawk Mining Inc., and a third party. Black Hawk held a 40% interest in a former base metal mining operation near Blue Hill, Maine. The mine closed in 1977 and was rehabilitated in accordance with the approved mine closure plan by the major mining company which was the operator and holder of a 60% interest in the operation. The Company's management understands that the State of Maine has provided the notice as a procedural step and that the filing of the complaint is not imminent. The notice indicates that the complaint will allege that the mine site is a hazardous waste treatment, storage or disposal facility and that each of the named parties has or is contributing to past or present handling, storage, treatment or disposal of hazardous wastes. The State has indicated that its objective is the additional remediation of the mine site. The entire cost of remediation has been estimated at $10 million. The Company's management believes that it is not responsible for the additional remediation because its subsidiary was fully indemnified by its joint venture partner.

Other contingencies are listed in Note 19 to consolidated financial statements.

Summary of Quarterly Results
----------------------------

2003                                                      Q1           Q2           Q3            Q4
                                                   ---------------------------------------------------
Sales (000's)                                          2,967        4,347        4,483        4,385
Net earnings (loss) (000's)                             (834)        (370)         753       (1,132)
Earnings (loss) per share - basic and diluted          (0.02)       (0.01)        0.02        (0.01)

2002                                                      Q1           Q2           Q3            Q4
                                                   ---------------------------------------------------
Sales (000's)                                          4,125        3,863        4,446         2,498
Net loss (000's)                                         (82)        (409)        (482)       (2,330)
Loss per share - basic and diluted                     (0.00)       (0.01)       (0.01)        (0.05)

Sales declined and losses increased significantly in the fourth quarter of 2002 and the first quarter of 2003 due to the strike at the Limon Mine discussed above.

Fourth Quarter 2003 Review
--------------------------
During the fourth quarter of 2003 the merger with Black Hawk occurred and significant equity financings were completed. Sales increased significantly in the fourth quarter of 2003 compared to the same quarter in 2002 as mine production was limited in 2002 due to a strike. General and administrative costs increased in 2003 due to increased staffing and other costs related to the merger and financings. Stock option grants were expensed for the first time in 2003 and increased costs compared to 2002.




18 Annual Report 2003

Glencairn Gold Corporation

Non-GAAP Performance Measures
-----------------------------
The Company has included certain non-GAAP performance measures throughout this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:

                                                  2003                            2002
                                      -----------------------------   -----------------------------
                                            Cash            Total           Cash            Total
                                       Operating             Cash      Operating             Cash
                                            Cost             Cost           Cost             Cost
                                      -----------------------------   -----------------------------
Statement of Operations (000's)
  Cost of sales                       $   11,395       $   11,395     $   12,209       $   12,209
  Royalties and production taxes               -              875              -              739
                                      -----------------------------   -----------------------------
  Cost base for calculation           $   11,395       $   12,270     $   12,209       $   12,948
                                      -----------------------------   -----------------------------

Gold sales (ounces)                       45,927           45,927         57,083           57,083

Cost per ounce                        $      248       $      267     $      214       $      227


Outstanding Share Data
----------------------
The following common shares and convertible securities were outstanding at April 6, 2004:

Security                                       Expire    Exercise Price        Securities      Common Shares
                                                 Date              CDN$       Outstanding        on Exercise
                             -------------------------------------------------------------------------------
Common Shares                                                                                    139,206,559
Warrants                                   Nov. 26/08              1.25        24,012,500         24,012,500
Warrants                                   Sep. 05/04              0.60         2,197,500          2,197,500
Warrants                                   Mar. 18/05              0.65         8,248,313          8,248,313
Warrants                                   Apr. 15/05              0.65         1,870,664          1,870,664
Agents options 1                           Sep. 05/04              0.50           481,300            481,300
  Warrants on above options                Sep. 05/04              0.50                              240,650
Agents options 1                           Mar. 18/05              0.45           773,389            773,389
  Warrants on above options                Mar. 18/05              0.65                              765,278
Agents options                             Nov. 26/05              0.85         1,352,500          1,352,500
Options - Glencairn plan      Nov. 21/06 to Feb. 6/09      0.30 to 0.95         7,935,000          7,935,000
Options - Black Hawk plan    Oct. 11/04 to Jul. 13/13      0.23 to 3.00         1,038,331          1,038,331
                             -------------------------------------------------------------------------------
                                                                                                 188,121,984
                             ===============================================================================

Note 1: These agent's options above are convertible into one common share and one half-share purchase warrant. Each full warrant is exercisable into a common share at the price indicated in the table.


19 Annual Report 2003

Glencairn Gold Corporation


FORWARD-LOOKING STATEMENTS:
---------------------------
This management discussion and analysis contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the Company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Additional information on the Company, including its Annual Information Form is available on SEDAR at www.sedar.com.

April 19, 2004














20 Annual Report 2003

Glencairn Gold Corporation

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The board's review is accomplished principally through the audit committee, which is comprised of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.

The    consolidated     financial    statements    have    been    audited    by
PricewaterhouseCoopers LLP on behalf of the shareholders and their report follows.


/s/ Kerry J. Knoll                      /s/ T. Derek Price
Kerry J. Knoll                          T. Derek Price
President and Chief Executive           Vice President, Finance and Chief
Officer                                 Financial Officer

Toronto, Ontario
April 6, 2004

Auditors' Report to Shareholders
To the Shareholders of Glencairn Gold Corporation

We have audited the consolidated balance sheet of Glencairn Gold Corporation as at December 31, 2003 and the consolidated statements of income, deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and the results of its operations and its cash flows for the year then ended in
accordance  with  Canadian  generally  accepted   accounting   principles.

The consolidated financial statements as at December 31, 2002 and for the year then ended prior to adjustment for the accounting changes described in note 3, were audited by other auditors, who expressed an opinion without reservation on those statements in their report dated April 11, 2003. We have audited the adjustments to the 2002 financial statements and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.


/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Chartered Accountants

Toronto, Ontario
April 6, 2004


21 Annual Report 2003

Glencairn Gold Corporation

Consolidated Statements of Operations
Years ended December 31, 2003 and 2002
(US Dollars and shares in thousands, except per share amounts)


                                                        Note                  2003                   2002
                                                      ----------------------------------------------------
                                                          3                                     (restated)

Sales                                                     5            $    16,182             $   14,932
                                                                    --------------------------------------

Cost of sales                                                               11,395                 12,209
Royalties and production taxes                                                 875                    739
Depreciation and depletion                                                   1,512                  2,280
Reclamation                                               11                    46                     70
                                                                    --------------------------------------
                                                                            13,828                 15,298
                                                                    --------------------------------------
Earnings (loss) from mining operations                                       2,354                   (366)
                                                                    --------------------------------------
Expenses and other income
  General and administrative                                                 1,507                    722
  Stock option expense                                    13                 1,479                      -
  Exploration and business development                                         884                    924
  Reclamation of depleted property                        11                   593                      -
  Property, plant and equipment written down              10                     -                  1,249
  Other (income) expense                                  6                   (126)                   100
                                                                    --------------------------------------
                                                                             4,337                  2,995
                                                                    --------------------------------------
Loss before income taxes                                                    (1,983)                (3,361)

Income taxes recovered                                    15                  (400)                   (58)
                                                                    --------------------------------------
Net loss                                                               $    (1,583)           $    (3,303)
                                                                    ======================================
Loss per share - basic and diluted                        14           $     (0.03)           $     (0.07)
                                                                    ======================================
Weighted average number of shares outstanding                               57,452                 47,228
                                                                    ======================================



Consolidated Statements of Deficit
Years ended December 31, 2003 and 2002
(US Dollars in thousands)

                                                        Note                  2003                   2002
                                                      ----------------------------------------------------
                                                          3                                     (restated)

Balance as previously stated, beginning of year                        $   (24,453)            $  (21,270)
Effect of accounting changes                              3                 (1,750)                (1,630)
                                                                    --------------------------------------
Balance as restated, beginning of year                                     (26,203)               (22,900)
Net loss                                                                    (1,583)                (3,303)
Reduction in paid-up capital                              12                26,369                      -
                                                                    --------------------------------------
Balance, end of year                                                   $    (1,417)            $  (26,203)

The accompanying notes form an integral part of these consolidated financial statements.




22 Annual Report 2003

Glencairn Gold Corporation


Consolidated Balance Sheets
Years ended December 31, 2003 and 2002
(US Dollars in thousands)

                                                        Note                  2003                   2002
                                                      ----------------------------------------------------
                                                          3                                     (restated)

Assets
Current
  Cash and cash equivalents                                            $    14,903             $      754
  Marketable securities                                   7                    443                      -
  Accounts receivable and prepaid expenses                                   1,734                  1,248
  Product inventory                                       8                  1,708                  1,135
  Supplies inventory                                                         5,213                  5,275
                                                                    --------------------------------------
                                                                            24,001                  8,412
Note receivable                                           18                   329                    269
Restricted cash                                           9                    150                      -
Property, plant and equipment                             10                14,006                  8,296
                                                                    --------------------------------------
                                                                       $    38,486             $   16,977
                                                                    --------------------------------------

Liabilities
Current
  Accounts payable and accrued liabilities                             $     3,249             $    4,158
  Current portion of provision for reclamation            11                 1,016                    328
                                                                    --------------------------------------
                                                                             4,265                  4,486
Provision for reclamation                                 11                   767                  1,027
Future income taxes                                       15                     -                    400
                                                                    --------------------------------------
                                                                             5,032                  5,913
                                                                    --------------------------------------
Shareholders' Equity
Warrants                                                  12                 4,009                      -
Agent's options                                           12                 1,116                      -
Contributed surplus                                       13                 1,479                      -
Common shares                                             12                28,267                 37,267
Deficit                                                   12                (1,417)               (26,203)
                                                                    --------------------------------------
                                                                            33,454                 11,064
                                                                    --------------------------------------
                                                                       $    38,486             $   16,977
                                                                    ======================================
Contingencies and Commitments                             10, 19

The accompanying notes form an integral part of these consolidated financial statements.

Approved on behalf of the Board


/s/ Ian J. McDonald                        /s/ Patrick J. Mars
Ian J. McDonald                            Patrick J. Mars
Director                                   Director


23 Annual Report 2003

Glencairn Gold Corporation

Consolidated Statements of Cash Flows
Years ended December 31, 2003 and 2002
(US Dollars in thousands)

                                                        Note                  2003                   2002
                                                      ----------------------------------------------------
                                                          3                                     (restated)

Operating activities
Net loss                                                               $    (1,583)            $   (3,303)
Reclamation expenditures                                                      (210)                  (485)
Items not affecting cash:
  Mark to market (gain) loss on forward gold sales                            (924)                   905
  Amortization of deferred gain on sale of gold options                          -                   (304)
  Depreciation and depletion                                                 1,512                  2,280
  Reclamation                                             11                    46                     70
  Stock option expense                                    13                 1,479                      -
  Reclamation of depleted site                            11                   593                      -
  Property, plant and equipment written down              10                     -                  1,249
  Gain on sale of property, plant and equipment           6                    (15)                   (37)
  Unrealized foreign exchange gain                                             (61)                    (2)
  Future income taxes                                     15                  (400)                     -
Change in non-cash working capital                        16                  (587)                     -
                                                                    --------------------------------------
  Cash (used in) generated by operating activities                            (150)                   373
                                                                    --------------------------------------
Financing activities
Long-term debt repaid                                                            -                   (785)
Common shares issued                                      12                13,661                     18
                                                                    --------------------------------------
  Cash generated by (used in) financing activities                          13,661                   (767)
                                                                    --------------------------------------
Investing activities
Purchase of property, plant and equipment                                   (1,178)                (1,395)
Proceeds from sale of property, plant and equipment                             29                  1,954
Acquisition of cash from business combination             4                  2,215                      -
Costs related to business combination                     4                   (428)                     -
                                                                    --------------------------------------
Cash generated by (used in) investing activities                               638                    559
                                                                    --------------------------------------
Increase in cash and cash equivalents                                       14,149                    165

Cash and cash equivalents, beginning of year                                   754                    589
                                                                    --------------------------------------
Cash and cash equivalents, end of year                                 $    14,903             $      754
                                                                    ======================================
Supplemental cash flow information                        16

The accompanying notes form an integral part of these consolidated financial statements.



24 Annual Report 2003

Glencairn Gold Corporation

Notes to Consolidated Financial Statements

Years ended December 31, 2003 and 2002
(amounts expressed in U.S. dollars unless otherwise noted)

1.   Basis of Presentation
--   ---------------------
Glencairn Gold Corporation's (the "Company" or "Glencairn") business is gold mining including exploration, development, extraction, processing and reclamation. The Company's business also includes acquisition of gold properties in operation or in the development stage. In October 2002 the Company purchased the Bellavista Project in Costa Rica. This project was fully permitted at the time of acquisition and construction of the mine and processing facilities commenced in December 2003. In October 2003 the Company merged with Black Hawk
Mining Inc. ("Black Hawk") and acquired the Limon Mine and significant exploration properties in Nicaragua and the Vogel Project in Canada. The Keystone site in Canada was also acquired in this merger. Production from this mine ceased in 2000 and site reclamation is in process. The business mine combination was accounted for as a reverse take-over and the comparative figures presented are those of Black Hawk Mine. (see note 4)

2.   Accounting Policies
--   -------------------
a) Basis of consolidation

The consolidated financial statements of the Company, which are expressed in U.S. dollars, have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its subsidiaries.

b)   Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accounts which require management to make material estimates and significant assumptions in determining amounts recorded include accounts receivable, depreciation and depletion, property, plant and equipment, accrued liabilities, provision for reclamation, future income taxes and contingencies. Actual results may differ from these estimates.

c)   Revenue recognition

Revenue from metal sales is recognized when title and risk pass to third party customers.

d)   Exploration and development expenditures

Significant  property   acquisition  costs  are  capitalized.   Exploration  and
development expenditures are expensed until a feasibility study has been completed that indicates the property is economically feasible. Capitalized costs are written down to their estimated recoverable amount if properties are determined to be uneconomic or are placed for sale (see note 3).

e)   Income taxes

The Company accounts for income taxes in accordance with the liability method. The determination of future tax assets and liabilities is based on the differences between the financial statement and the income tax bases of assets and liabilities, using substantively enacted tax rates in effect for the period in which the differences are expected to reverse. Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not they will be realized.

f)   Cash and cash equivalents

Cash and cash equivalents comprise cash and money market investments with an original term of 90 days or less which are readily convertible into cash.

g)   Marketable securities

Marketable securities are carried at the lower of cost and market.

h)   Inventories

Product inventory, which consists of gold in dore and refined form, is valued at the lower of production cost and net realizable value. Supplies inventory is stated at the lower of average cost and replacement cost.

i)   Property, plant and equipment

Property, plant and equipment including mine development expenditures are carried at cost less accumulated depreciation and depletion and any write-downs to recognize impairment. Depreciation and depletion are charged to earnings on a unit-of-production basis



25 Annual Report 2003

Glencairn Gold Corporation

over estimated mineral reserves. Properties under development include initial acquisition costs and costs incurred subsequent to completion of an economic feasibility study.

Annual reviews of producing properties and properties under development are conducted. The carrying values of property, plant and equipment, which are not assessed as economically viable, are written down to their estimated net recoverable amount.

j)   Reclamation Costs

An estimate for the future costs of site restoration, including the removal of production facilities at the end of their useful lives, is made based upon estimates that consider the anticipated method and extent of site reclamation required to meet current legal standards. If required, a provision for the estimated costs is charged to operations on a unit-of-production basis. Reclamation costs incurred are charged against this provision. The effects of changes in regulations and cost assumptions are recognized when determined. (see note 3)

k)   Hedging transactions

Gains or losses on the early settlement of hedge contracts are deferred and brought into revenue based upon the originally designated delivery dates. The market value of outstanding hedge contracts is recognized in revenue through a mark-to-market adjustment. The Company's hedge commitments were completed in June 2003 and no additional hedging is planned.

l)   Foreign currency translation

The Company's foreign operations are classified as integrated for foreign currency translation purposes. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate during the period with the exception of depreciation and depletion which is translated at the historical rate recorded for property, plant and equipment. Exchange gains and losses arising on the translation of monetary assets and liabilities are included in the determination of earnings for the current period. The functional currency of the Company is the US dollar.

m)   Stock-based compensation and other stock-based expenditures

The Company records compensation expense for stock options granted to employees, based on the fair value of the options on the grant date. (see note 3)

3.   Accounting Changes
--   ------------------
a)   Exploration and development expenditures

In 2003, the Company changed its accounting policy related to exploration and development expenditures. Previously, the policy was to capitalize acquisition and exploration costs for properties with development potential until the economic viability of the project was determined. Under the revised policy, other exploration costs are expensed as incurred. Accumulated costs relating to abandoned properties were expensed in the year of abandonment.

This accounting change has been applied retroactively and had the effect of increasing (decreasing) the following:

(in thousands)                                          2003               2002
                                                   -----------------------------
Net loss                                             $    50            $    50
Opening deficit                                        1,245              1,195
Property, plant and equipment                         (1,245)            (1,245)

b)   Stock based compensation and other stock based payments

In 2003 the Company adopted the recommendations under section 3870 Stock Options of the Canadian Institute of Chartered Accountants Handbook. These recommendations require compensation costs, for stock options granted to employees, be recorded based on the fair value of the options on the grant date. Previously these costs were disclosed in the notes to the consolidated financial statements. This policy change was adopted on a prospective basis and an expense of $1,479,000 was recorded in 2003.


26 Annual Report 2003

Glencairn Gold Corporation

c)   Reclamation costs

A reclamation obligation for the Limon Mine has existed since the time of acquisition by Black Hawk Mining Inc. in 1998, however, reclamation expense was not recorded in the consolidated financial statements. In 2003, reclamation expense was recorded and the comparative year consolidated financial statements have been restated.

This accounting change has been applied retroactively and had the effect of increasing the following:

(in thousands)                                          2003               2002
                                                   -----------------------------
Net loss                                             $    46            $    70
Opening deficit                                          506                436
Provision for reclamation                                552                506

4.   Acquisition of Black Hawk Mining Inc.
--   -------------------------------------
On October 17, 2003, the Company acquired all the issued shares of Black Hawk Mining Inc. ("Black Hawk"). Under the terms of the purchase agreement, the Company issued one common share for every three shares of Black Hawk. The acquisition resulted in the issuance of 47,420,000 shares to Black Hawk shareholders. As a result of this transaction, Black Hawk became a wholly owned subsidiary of the Company.

The business combination between Glencairn (legal parent) and Black Hawk (legal subsidiary) was accounted for as a reverse takeover, using the purchase method. Application of reverse take-over accounting resulted in the following:

a) Black Hawk was deemed to be the parent company and Glencairn was deemed to be the subsidiary company for accounting purposes.

b) The financial statements of the combined entity are issued under the name of the legal parent, Glencairn, but are considered a continuation of the financial statements of the legal subsidiary, Black Hawk. Comparative amounts are those of Black Hawk.

c) Black Hawk was deemed to be the acquirer for accounting purposes; its assets and liabilities are included in the consolidated balance sheet at their historical carrying values. Glencairn assets and liabilities were adjusted to record the allocation of the purchase price as summarized in the table below:

(in thousands)                                                            Amount
                                                --------------------------------
Purchase price:
 Common shares                                                       $    8,834
 Acquisition costs                                                          428
                                                --------------------------------
                                                                     $    9,262
                                                ================================

Net assets acquired:
 Cash                                                                $    2,215
 Marketable securities                                                      840
 Other current assets                                                        49
 Mineral properties and fixed assets                                      6,214
 Other non-current assets                                                   150
 Current liabilities                                                       (206)
                                                --------------------------------
                                                                     $    9,262
                                                ================================

The purchase price exceeded the net asset value of Glencairn by $4,761,000 on the date of the acquisition. The excess amount has been applied to increase the carrying value of marketable securities by $400,000 and property, plant and equipment by $4,361,000.

The results of operations of Glencairn have been included in the consolidated financial statements from October 17, 2003.


27 Annual Report 2003

Glencairn Gold Corporation

5.   Sales
--   -----

(in thousands)                                          2003               2002
                                                   -----------------------------
Gold sales                                         $  15,258         $   15,533
Mark-to-market gain (loss) on forward gold
 sale contracts                                          924               (905)
Amortization of deferred gain on sale of gold put
 options                                                   -                304
                                                   -----------------------------
                                                   $  16,182         $   14,932
                                                   =============================

In April 2001, the Company sold its 81,000 gold put options and realized a gain of $664,000. The gain was deferred for financial reporting purposes and was brought into income based on the original expiry dates of the put options, which were from April 2001 to December 2002.

6.   Other (income) Expenses
--   -----------------------

(in thousands)                                          2003               2002
                                                   -----------------------------
Interest and other income                          $     (42)        $      (26)
Gain on sale of marketable securities                    (85)                 -
Gain on sale of property, plant and equipment            (15)               (37)
Foreign exchange                                          (7)               147
Interest and finance fees                                 23                 16
                                                   -----------------------------
                                                   $    (126)        $      100
                                                   =============================

7.   Marketable Securities
--   ---------------------
Marketable securities consist of common shares and warrants and have a market value of $740,000 at December 31, 2003.

8.   Product Inventory
--   -----------------

                                                        2003               2002
                                                   -----------------------------

Ounces of gold                                         4,126               4,202
Cost per ounce (lower of production cost
  and net realizable value)                        $     414         $       270
Amount (in thousands)                              $   1,708         $     1,135

9.   Restricted Cash
--   ---------------
The Company has placed a $150,000 deposit with a bank to secure a letter of guarantee issued by the bank to a Costa Rican government authority to ensure the Company's future reclamation obligations are completed.










28 Annual Report 2003

Glencairn Gold Corporation

10.  Property, Plant and Equipment
---  -----------------------------

(in thousands)                                          2003               2002
                                                   -----------------------------
Producing property
  Limon Mine, Nicaragua
    Property, plant and equipment                   $ 16,578           $ 16,094
    Accumulated depreciation and depletion           (10,975)            (9,310)
                                                   -----------------------------
                                                       5,603              6,784
                                                   -----------------------------
Properties under development
  Bellavista Project, Costa Rica                       6,814                  -
  Vogel Project, Canada                                1,498              1,498
                                                   -----------------------------
                                                       8,312              1,498
                                                   -----------------------------
Corporate properties
  Property                                                 -                 14
  Equipment                                               95                  -
  Accumulated depreciation                                (4)                 -
                                                   -----------------------------
                                                          91                 14
                                                   -----------------------------
Depleted property
  Keystone Mine, Canada
    Property, plant and equipment                     11,250             11,250
    Accumulated depreciation and depletion           (11,250)           (11,250)
                                                   -----------------------------
                                                           -                  -
                                                   -----------------------------
                                                    $ 14,006            $ 8,296
                                                   =============================


a)   Limon Mine, Nicaragua

The Limon Mine is located approximately 100 kilometers north of Managua, the capital of Nicaragua and includes a 1,000 tonne per day mill, an underground mine and a mineral concession that encompasses 120 square kilometers (12,000 hectares). Gold production from this mine is subject to a 3% NSR royalty. During 2002, the Company recorded a write-down at the Limon Mine of $175,948.

b)   Bellavista Project, Costa Rica

The Bellavista Project is located approximately 70 kilometers west northwest of San Jose, the capital of Costa Rica and includes two exploitation concessions and one exploration concession under application, covering a contiguous area totaling 40 square kilometers (4,000 hectares). The Company is responsible for a Cdn$1,000,000 payment to be made upon the commencement of commercial production at Bellavista. This payment is the final payment that the former owner was scheduled to make as a result of their purchase of a 100-percent ownership interest in the Bellavista gold project. The amount will be accrued at the time commercial production commences. The property is subject to four royalty interests. The Carib royalty consists of an annual advance payment of $200,000 and a dividend payable upon commencement of production determined by a complex mechanism involving varying percentages of the project's net cash flow ("NCF") which is calculated after taking into account all other royalties and any Costa Rican taxes due. The production royalty escalates based on the extent to which project expenditures have been paid back to the Company. The project expenditures include all pre-production and capital costs incurred from 1984 together with deemed compounded interest (calculated at the U.S. prime rate plus 2%) on such expenditures until production commences (in total this number is known as the "expenditure base"). The Carib production royalty is at 7.22% until the expenditure base is repaid, 13.25% until twice the expenditure base is repaid and 25.78% thereafter. The Montezuma royalty is calculated in a similar fashion to the Carib royalty, but is based on net cash flow before income tax, and varies from 3% to 10%. The Dobles royalty is a 3% percent net smelter return royalty, payable on production from Exploitation Concession 21A Expansion (the Lagunilla area), up to a cap of $2.5 million. At present, no reserves or resources have been identified within the Lagunilla area.


29 Annual Report 2003

Glencairn Gold Corporation

c)   Vogel Project, Canada

The Vogel Project is located near Timmins, Ontario. The property is subject to a 2% NSR royalty, increasing to 3% after capital payback, should the project be brought into production. The carrying value was restated at the beginning of 2002 due to a change in accounting policy (note 2).

d)   Keystone Mine

The Keystone Mine is located approximately 1,000 kilometres northwest of Winnipeg, Manitoba and includes a mill in Lynn Lake, Manitoba and the Farley Lake open pit. Mining operations ceased in November 1999 and milling of stockpiled ore ceased in April 2000. Reclamation of the mill and mine sites is in process. During 2002, the Keystone Mine's carrying value of $1,074,000 was fully written off.

11.  Provision for Reclamation
---  -------------------------

(in thousands)                                          2003               2002
                                                   -----------------------------
Producing property
  Limon Mine, Nicaragua
    Provision for reclamation                          $ 552              $ 506
                                                   -----------------------------
                                                         552                506
                                                   -----------------------------
Depleted  property
  Keystone Mine, Canada
    Provision for reclamation                          3,610              3,018
    Accumulated reclamation expenditures              (2,379)            (2,169)
                                                   -----------------------------
                                                       1,231                849
                                                   -----------------------------
                                                       1,783              1,355
Less:  Current portion                                 1,016                328
                                                   -----------------------------
                                                      $  767            $ 1,027
                                                   =============================

In the second quarter of 2003, a review of the Company's provision for reclamation determined that an additional $593,000 was required for the estimated future costs of site restoration at the Keystone Mine.

12.  Capital Stock
---  -------------
i)   Common shares

Authorized capital stock of Glencairn is an unlimited number of common shares.

A summary of the transactions in the common share account in 2002 and 2003 is presented below:

                                                       Number of
(in thousands)                                     Common Shares          Amount
                                                   -----------------------------
Black Hawk common shares
At December 31, 2001                                     141,600      $  33,492
  Employee share purchase plan (a)(i)                        164             14
  Share options exercised (a)(ii)                             67              4
  Contributed surplus (b)                                      -          3,757
                                                   -----------------------------
At December 31, 2002                                     141,831         37,267
  Employee share purchase plan (a)(i)                         70              8
  Share options exercised (a)(ii)                            360             31
                                                   -----------------------------
At October 16, 2003                                      142,261         37,306
  Reduction in the paid-up share capital
  on the common shares of Black Hawk (c)                       -        (26,369)
  Adjustment on acquisition of Black Hawk               (142,261)             -
                                                   -----------------------------
At October 17, 2003                                            -         10,937
                                                   =============================


30 Annual Report 2003

Glencairn Gold Corporation

                                                       Number of
(in thousands)                                     Common Shares          Amount
                                                   -----------------------------
Glencairn common shares
At October 17, 2003                                       24,947              -
  Shares issued on acquisition of Black Hawk              47,420          8,834
  Private placements (d)                                  30,631          9,454
  Share options exercised (e)                                143             35
  Warrants exercised                                         381            205
  Less: share issue costs                                      -         (1,198)
At December 31, 2003                                     103,522      $  28,267
                                                   =============================

a) Black Hawk had an employee share incentive plan, which included a share purchase plan and a stock option plan. The employee share purchase plan was terminated on October 17, 2003

     (i) The share purchase plan allowed employees to purchase common shares of Black Hawk. Under the plan, employees could contribute up to 5% of their monthly salary, which was matched by Black Hawk. The total contributions were invested in common shares at the end of each calendar quarter, based on the weighted average trading price for the quarter.

     (ii) The stock option plan provided for options to be granted to directors, officers and employees for the purchase of common shares. Options were granted at prices equal to the closing market price on the trading day prior to the date of the grant, and are exercisable up to 10 years after the date of the grant. Generally, options are vested within 2 years of the date of the grant. No compensation expense was recognized for stock options issued in 2002. Compensation expense was recognized for stock options issued in 2003. Shares issued under the plan are recorded in share capital at the issue price. The 3,415,000 options outstanding at October 17, 2003 were converted to 1,138,324 options of Glencairn.

b) On June 26, 2002, the shareholders of Black Hawk confirmed and ratified a special by-law whereby the contributed surplus was reduced by $3,757,000 and added to the stated capital of Black Hawk.

c) On October 10, 2003, the shareholders of Black Hawk confirmed and ratified a special by-law whereby the paid-up share capital of the common shares was reduced, effective immediately prior to the amalgamation with a wholly owned subsidiary of Glencairn, by an amount equal to the deficit at the time of the reduction. The deficit was reduced by $26,369,000 and $26,369,000 was added to the stated capital of Black Hawk.

d) On October 17, 2003, Glencairn's private placement of 17,105,632 special warrants at a price of Cdn$0.45 per special warrant for aggregate gross proceeds of Cdn$7.7 million ($5,830,000) was released from escrow. The private placement had closed on September 18, 2003. Each special warrant was exercisable into one common share and one-half of a share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$0.65 for up to 18 months after closing. The special warrants were exercised on October 17, 2003 resulting in the issuance of 17,105,632 common shares and 8,552,816 share purchase warrants. The agents received a 6% cash commission and were granted compensation options for the purchase of 1,555,556 units at the offering price for 18 months after closing. Each unit will comprise of one common share and one-half of one compensation warrant. Each compensation warrant entitles the holder to purchase one common share at a price of Cdn$0.65 for 18 months after closing.

     On November 26, 2003, Glencairn closed a private placement of 13,525,000 units at a price of $0.85 per unit for aggregate gross proceeds of Cdn$11.5 million ($8,749,000). Each unit is comprised of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.25 for 5 years after closing.

e) Glencairn has a stock option plan whereby Glencairn's directors may from time to time grant options to directors, officers, and employees. The maximum term of any option may be ten years, but generally options are granted for five years or less. The exercise price of an option is not less than the closing price on the Toronto Stock Exchange on the last trading date preceding the grant date.


31 Annual Report 2003

Glencairn Gold Corporation


     Compensation expense was recognized for the options issued in 2003. Shares issued under the plan are recorded in share capital at the issue price. At December 31, 2003 there were 1,799,000 options available for grant under the plan.

A summary of the share option transactions in 2002 and 2003 is presented below:

                                      Number of Options        Weighted-Average
                                          (in thousands)   Exercise Price (Cdn$)
                                   ---------------------------------------------
Black Hawk options
At December 31, 2001                              4,300          $         0.36
  Cancelled/Expired                                (373)                   0.73
  Exercised                                         (67)                   0.09
  Granted                                           100                    0.20
                                   ---------------------------------------------
At December 31, 2002                              3,960                    0.32
  Cancelled/Expired                                (335)                   1.13
  Exercised                                        (360)                   0.12
  Granted                                           150                    0.16
                                   ---------------------------------------------
At October 16, 2003                               3,415                    0.26
  Adjustment on acquisition of Black
    Hawk                                         (3,415)                   0.26
                                   ---------------------------------------------
At October 17, 2003                                   -                       -
Glencairn options
At October 17, 2003                               2,008                    0.40
  Conversion of Black Hawk options                1,138                    0.77
  Cancelled/Expired                                 (67)                   0.72
  Exercised                                        (143)                   0.32
  Granted                                         5,027                    0.95
                                   ---------------------------------------------
At December 31, 2003                              7,963          $         0.80
                                   =============================================

The following tables summarize information about the stock options outstanding at December 31, 2003:

Options outstanding

           Range of                Number           Weighted-Average        Weighted-Average
    Exercise Prices        Outstanding at      Remaining Contractual          Exercise Price
              (Cdn$)    December 31, 2003              Life In Years                   (Cdn$)
------------------------------------------------------------------------------------------------
                            (in thousands)
     $0.23 to $0.50                 2,395                        4.0           $        0.37
     $0.52 to $0.95                 5,305                        4.7                    0.93
     $1.17 to $3.00                   263                        2.5                    2.03
------------------------------------------------------------------------------------------------
     $0.23 to $3.00                 7,963                        4.4           $        0.80
================================================================================================

Options exercisable
                                  Range of     Number Exercisable at        Weighted-Average
                     Exercise Prices (Cdn$)        December 31, 2003          Exercise Price
------------------------------------------------------------------------------------------------
                             (in thousands)
                            $0.23 to $0.50                     2,362           $        0.37
                            $0.52 to $0.95                     4,894                    0.93
                            $1.17 to $3.00                       263                    2.03
------------------------------------------------------------------------------------------------
                            $0.23 to $3.00                     7,519           $        0.79
================================================================================================


32 Annual Report 2003

Glencairn Gold Corporation

ii)  Warrants

A summary of the transactions in the warrant account in 2002 and 2003 is as follows:

(in thousands)                              Number of Warrants            Amount
                                          --------------------------------------
Black Hawk warrants
At December 31, 2001 and 2002                              935        $        -
  Cancelled/Expired                                       (100)                -
                                          --------------------------------------
At October 16, 2003                                        835                 -
  Adjustment on acquisition of Black Hawk                 (835)                -
                                          --------------------------------------
At October 17, 2003                                          -                 -
Glencairn warrants
At October 17, 2003                                      4,256                 -
  Conversion of Black Hawk warrants                        278                 -
  Private placement (a)                                  8,553             1,623
  Private placement (b)                                  6,762             2,386
  Exercise of warrants                                    (381)                -
                                          --------------------------------------
At December 31, 2003                                    19,468           $ 4,009
                                          ======================================

a) The fair value of the warrants is estimated on the closing date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

     Expected life in years:    1
     Risk free interest rate:   3.00%
     Expected volatility:       80%
     Dividend yield:            0%

b) The fair value of the warrants is estimated on the closing date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

     Expected life in years:    3
     Risk free interest rate:   3.75
     Expected volatility:       65%
     Dividend yield:            0%

The  following  table  summarizes   further   information   about  the  warrants
outstanding at December 31, 2003:

                   Exercise Price    Number Outstanding at
                            (Cdn$)       December 31, 2003          Expiry Date
                 ---------------------------------------------------------------
                                             (in thousands)

                            $0.60                    2,282     September 5, 2004
                            $0.65                    1,871        April 15, 2005
                            $0.65                    8,553        March 18, 2005
                            $1.25                    6,762     November 26, 2008
                 ===============================================================


33 Annual Report 2003

Glencairn Gold Corporation


iii) Agent's Options

A summary of the transactions in the agent's options account in 2002 and 2003 is as follows:

                                                        Number of
(in thousands)                                    Agent's Options         Amount
                                                --------------------------------
Black Hawk agent's options
At December 31, 2001 and 2002 and
  October 16, 2003                                              -       $      -
Glencairn agent's options
  At October 17, 2003 (a)                                     481              -
  Private placement (b)                                     1,556            648
  Private placement (c)                                     1,352            468
                                                --------------------------------
At December 31, 2003                                        3,389       $  1,116
                                                ================================

a) In 2002, as part of a private placement, the Agent was granted an option to acquire 481,300 units exercisable at Cdn$0.50 per unit expiring September 5, 2004. Each unit consists of one common share and one-half of a share purchase warrant with each full warrant entitling the holder to acquire a further common share priced at Cdn$0.50 expiring September 5, 2004.

b) In 2003, as part of a private placement, the Agent was granted an option to acquire 1,555,556 units exercisable at Cdn$0.45 per unit expiring March 18, 2005. Each unit consists of one common share and one-half of a share purchase warrant with each full warrant entitling the holder to acquire a further common share priced at Cdn$0.65 expiring March 18, 2005. The fair value of the units is estimated on the closing date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

     Expected life in years:    1
     Risk free interest rate:   3.00%
     Expected volatility:       80%
     Dividend yield:            0%

c) In 2003, as part of a private placement, the Agent was granted an option to acquire 1,352,500 common shares exercisable at Cdn$0.85 per unit expiring November 26, 2005. The fair value of the units is estimated on the closing date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

     Expected life in years:    1
     Risk free interest rate:   3.00%
     Expected volatility:       80%
     Dividend yield:            0%

13.  Stock-based Compensation
---  ------------------------
The Company's stock option plan is described in Note 10. The Company has elected to use the fair value method of accounting and recognized stock option expense and contributed surplus of $1,479,000 for its share-based compensation plan. The new policy was applied to grants made in 2003 and in accordance with the CICA's transition rules regarding the adoption of fair value recognition of stock option expense. The policy was effective January 1, 2003 and applied on a prospective basis.

The fair value of each option  grant is estimated on the date of grant using the
Black-Scholes   option-pricing   model  with  the   following   weighted-average
assumptions:

Expected life in years:  3
Risk free interest rate: 3.75%
Expected volatility:     65%
Dividend yield:          0%


34 Annual Report 2003

Glencairn Gold Corporation

If stock option expense had been determined based on awards granted from January I to December 31, 2002, the Company's net loss for the year ended December 31, 2002 would have increased by $4,000.

The fair value of each option  grant is estimated on the date of grant using the
Black-Scholes   option-pricing   model  with  the   following   weighted-average
assumptions:

Expected life in years:         10
Risk free interest rate:        5.19
Expected volatility:            81
Dividend yield:                 0%

14.  Earnings per Share
---  ------------------
Earnings per share ("EPS") is calculated using the weighted average number of common shares outstanding during the period. The diluted EPS is calculated using the treasury method. The calculation of diluted EPS assumes that share options and warrants are exercised at the beginning of the period, or at the time of issue, if later. Share options and warrants with an exercise price greater than the average market price of the common shares were not included in the calculation of diluted EPS, as the effect would be anti-dilutive. The average market price of the common shares traded during the year ended December 31, 2003 was Cdn$0.65 (2002: Cdn$0.48).

(in thousands)                                       2003                  2002
                                                --------------------------------
Weighted-average number of common shares
  outstanding during the year                      57,452                47,228
                                                ================================

15.  Income Taxes
---  ------------
a)   The income taxes recovered are as follows:

(in thousands)                                       2003                  2002
                                                --------------------------------
Current - Canada                                $       -             $     (58)
Future - Canada                                      (400)                    -
                                                --------------------------------
                                                $    (400)            $     (58)
                                                ================================

b)   The   reconciliation  of  the  combined  Canadian  federal  and  provincial statutory income tax rate to the effective rate on income is as follows:

                                                     2003                  2002
                                                --------------------------------
Combined statutory rate                             36.6%                 41.6%
                                                --------------------------------
(in thousands)
Expected income tax recovery at statutory rate  $   (726)              $ (1,349)
Difference in foreign tax rates                   (1,710)                (1,345)
Non-recognition of benefit of losses               1,895                  2,694
Permanent differences                                541                      -
Income tax recovery                                 (400)                     -
Capital tax recovery                                   -                    (58)
                                                --------------------------------
                                                $   (400)              $    (58)
                                                --------------------------------
Effective tax recovery rate                         20.2%                   1.8%
                                                ================================






35 Annual Report 2003

Glencairn Gold Corporation

c) At December 31, 2003 the Company had operating losses of prior years available to offset future taxable income in Canada and Nicaragua.
     Substantially all of these losses are restricted in their utilization to income from mining operations and expire as follows:

(in thousands)                                      Canada             Nicaragua
                                            ------------------------------------
Expiry
2004                                            $    2,239         $       6,900
2005                                                 2,428                10,499
2006                                                 3,368                11,733
2007                                                 3,867                10,713
2008                                                 2,379                     -
2009                                                 2,523                     -
2010                                                 2,187                     -
                                            ------------------------------------
                                                $   18,991         $      39,845
                                            ====================================

     The potential benefit of these losses has not been recognized in the consolidated financial statements.

d) For Canadian income tax purposes, the Company has temporary differences of $8,267,000, which do not expire and relate to mineral properties and fixed assets; the benefit of these differences has not been recognized in the consolidated financial statements as the more likely than not criteria for realization has not been met. the more likely than not criteria for realization has not been met.

16.  Supplemental Cash Flow Information
---  ----------------------------------
Change in non-cash working capital

(in thousands)                                            2003             2002
                                                        ------------------------
Marketable securities                                   $  398          $     -
Accounts receivable and prepaid expenses                  (437)            (169)
Product inventory                                         (418)              68
Supplies inventory                                          62              209
Accounts payable and accrued liabilities                  (192)            (108)
                                                        ------------------------
                                                        $ (587)         $     -
                                                        ========================
Non-cash financing and investing activities
  (in thousands)                                        ------------------------
Common shares issued to acquire Black Hawk Mining Inc.  $8,834          $     -
                                                        ========================
Operating activities included the following
  cash payments (in thousands)                          ------------------------
Interest paid                                           $    5               16
                                                        ========================

17.  Financial Instruments and Financial Risk
---  ----------------------------------------
The carrying value of the Company's short term financial instruments, comprised of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate their fair values due to their short term nature. Note receivable is a long-term financial instrument carried at face value at December 31, 2003 of $329,000 (2002 - $269,000) and secured by a pledge of 333,333
Company shares. The note's fair value at December 31, 2003 was estimated to be $191,000 (2002 - $198,000). The note is carried at face value as the Company expects to realize this amount from sale of the pledged shares.

The Company's potential significant financial risks are as follows:

Gold Price Risk - The profitability of the Company is directly related to the market price of gold. The Company has previously employed forward contracts and options to manage exposure to fluctuations in the gold price. No gold hedge contracts were outstanding at December 31, 2003.




36 Annual Report 2003

Glencairn Gold Corporation

Foreign Currency Risk - The functional currency of the Company is the US dollar but it also operates using the Canadian dollar, Nicaraguan cordoba and the Costa Rican colon, and as such may be affected by fluctuations in foreign exchange rates. Sales are denominated in US dollars, while a significant percentage of its expenses and financing are denominated in non-US dollars. The Company monitors these currencies but has not entered into derivative instruments to hedge against this risk.

Credit Risk - The Company is subject to the credit risk of its customers and other counter parties to contracts. It monitors this risk and does not consider the likelihood of a material loss to be significant.

18.  Related Party Transactions
---  --------------------------
a) Note receivable at December 31, 2003 and 2002 is a loan of Cdn $425,000 (2003 -$329,000, 2002-$269,000) outstanding from a director of the Company. This loan is non-interest bearing is repayable on or before September 6, 2006 and is secured by a pledge of 333,333 common shares of the Company.

b) In October 2001, the Company engaged a subsidiary of Breakwater Resources Ltd. ("Breakwater") to provide purchasing and logistics services for the Limon Mine. Four of the directors of the Company are also directors of officers of Breakwater. Cost of sales for the year ended December 31, 2003 includes costs of $124,000 (2002 - $126,000) arising from this agreement. Included in accounts payable at December 31, 2003 is $19,000 related to these costs.

c) On April 1, 2002, the Company engaged Breakwater as manager of the Limon Mine. The agreement was terminated on October 16, 2003. Breakwater was entitled to an annual fee of $100,000, reimbursement of certain expenses and a bonus if costs were reduced by certain amounts. Cost of sales for the year ended December 31, 2003 includes costs of $145,000 (2002 - $129,000) arising from this agreement. Included in accounts payable at December 31, 2003 is $2,000 related to these costs.

d) During 2003, the Company purchased materials and supplies from Breakwater for $396,000. The cost of these purchases is included in cost of sales or inventory. Included in accounts payable at December 31, 2003 is $164,000 related to these purchases.

e) General and administrative expense for the year ended December 31, 2003 includes consulting and other fees and rent of $66,000 (2002$61,000) charged by Breakwater. Included in accounts payable at December 31, 2003 is $6,000 related to these fees.

f) In October 2002, Glencairn purchased the Bellavista Property in Costa Rica from Wheaton River Minerals Ltd. ("Wheaton River") for cash of $140,000 and 750,000 common shares of the Company with a value of $204,000 at the date of the purchase. A director and officer of the Company is a director of Wheaton River.

g) On March 25, 2003, the Company purchased certain mining equipment from Wheaton River Minerals Ltd. ("Wheaton River") for cash of $50,000 and 600,000 common shares of the Company with a value of $200,000 at the date of the purchase.

h) During 2003, the Company engaged Endeavour Financial Ltd. ("Endeavour") to provide assistance in arranging financing for its Bellavista Property in Costa Rica and to finance acquisitions. A director of the Company is a director of Endeavour. A commission of $109,000 in connection with the private placement that closed on October 17, 2003 was paid to Endeavour and was included in share issue costs. General and administrative expense for the year ended December 31, 2003 includes consulting fees of $19,000 (2002- $nil) due to Endeavour.

i) General and administrative expense at December 31, 2003 includes $26,000 in consulting fees paid to a corporation controlled by two directors and officers of the Company.

19.  Contingencies and Commitments
---  -----------------------------
a) The Company's mining and exploration activities are subject to various government laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company believes that its operations comply in all material respects with all applicable past and present laws and regulations. The Company records provisions for post-closure environmental obligations based on management's estimate of such costs at that time. Such estimates are, however, subject to change based on negotiations with regulatory authorities and changes in laws and regulations. The effects of any such changes are recognized currently.




37 Annual Report 2003

Glencairn Gold Corporation

b) The Company is involved in various legal actions in the normal course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company's financial position or its results.

c) In respect of the ongoing legal action regarding municipal taxes initiated by the Town of Lynn Lake in Manitoba (the "Town"), a subsidiary of the Company has pledged a bond of Cdn$250,000. While the potential liability to the subsidiary is not determinable at this time, all or a portion of the bond could be forfeited. The subsidiary has also issued a chattel mortgage on its mill to the Town in this regard.

     In May 2002, the Town claimed an amount of Cdn$6,057,000 for municipal tax arrears and penalties related to the Company's assets, for the years 1997 to 2000. Operations at Lynn Lake ceased in 2000. The Company has applied to the court for an order quashing the assessments and the tax bills on the grounds that there were no valid assessments or tax bills. In addition to challenging the assessment process, the Company is of the view that the amounts at which the assets were assessed are not reasonable. Discussions between the subsidiary and the Manitoba Provincial Assessor to resolve this matter have been unsuccessful and the subsidiary has appealed to the Municipal Board of Manitoba.

d) On May 9, 2002, the Company received a complaint from a refinery, in connection with a bankruptcy proceeding, alleging preferential distributions of gold and silver to the Company. The value of the gold and silver was estimated to be $1,283,000. In the opinion of management the complaint is without merit.

e) On November 10, 2003, the Company received formal notice from the State of Maine (the "State") that it will be filing a complaint against a subsidiary of the Company and a third party. The subsidiary held a 40% interest in a former base metal operation near Blue Hill, Maine. The mine closed in 1977 and was rehabilitated in accordance with the approved mine closure plan by the major mining company which was the operator and holder of a 60% interest in the operations. The notice indicates that the complaint will allege that the mine site is a hazardous waste treatment, storage or disposal facility and that each of the named parties has or is contributing to past or present handling, storage, treatment or disposal of hazardous wastes. The State has indicated that its objective is the additional remediation of the mine site. The entire cost of remediation has been estimated at $10 million; however, the Company believes that it is not responsible for any part of the additional remediation cost because its subsidiary was fully indemnified by its joint venture partner.

f) In October 2003, the Company issued shares eligible for flow-through expenditures. The Company is committed to spend Cdn$1,662,000 during 2004 on exploration in Canada eligible for flow-through expenses.

20.  Segment Information
---  -------------------
The Company is organized into three operating segments: Limon Mine (Nicaragua), Bellavista Project (Costa Rica) and Corporate. The Vogel Project and the Keystone Mine, which ceased operating in April 2000, are included in the Corporate segment. The Company evaluates performance based on net earnings or loss. The Company's segments are summarized in the table below.




38 Annual Report 2003

Glencairn Gold Corporation

i)   Segment Statements of Operations
(thousands of dollars)

                                                                 For the year ended December 31, 2003
                                             -------------------------------------------------------------------------
                                                      Limon Mine  Bellavista Project        Corporate            Total
                                             -------------------------------------------------------------------------
Sales                                               $     16,182       $           -       $        -     $    16,182
                                             -------------------------------------------------------------------------
Cost of sales                                             11,395                   -                -          11,395
Royalties and production taxes                               875                   -                -             875
Depreciation and depletion                                 1,512                   -                -           1,512
Reclamation                                                   46                   -                -              46
                                             -------------------------------------------------------------------------
                                                          13,828                   -                -          13,828
                                             -------------------------------------------------------------------------
Earnings from mining operations                            2,354                   -                -           2,354
                                             -------------------------------------------------------------------------
General and administrative expenses                            -                   -            1,507           1,507
Exploration and business development expenses                616                   -              268             884
Stock option expense                                           -                   -            1,479           1,479
Other                                                          -                   -              467             467
                                             -------------------------------------------------------------------------
                                                             616                   -            3,721           4,337
                                             -------------------------------------------------------------------------
Earnings (loss) before income taxes                        1,738                   -           (3,721)         (1,983)
Income taxes recovered                                         -                   -             (400)           (400)
                                             -------------------------------------------------------------------------
Net loss                                            $      1,738       $           -       $   (3,321)     $   (1,583)
                                            ==========================================================================




                                                                For the year ended December 31, 2002
                                             -------------------------------------------------------------------------
                                                      Limon Mine  Bellavista Project        Corporate            Total
                                             -------------------------------------------------------------------------
(thousands of dollars)
Sales                                               $     14,932       $           -       $         -    $    14,932
                                             -------------------------------------------------------------------------
Cost of sales                                             12,209                   -                 -         12,209
Royalties and production Taxes                               739                   -                 -            739
Depreciation and depletion                                 2,280                   -                 -          2,280
Reclamation                                                   70                                                   70
                                             -------------------------------------------------------------------------
                                                          15,298                   -                 -         15,298
                                             -------------------------------------------------------------------------
Loss from mining Operations                                 (366)                  -                 -           (366)
                                             -------------------------------------------------------------------------
General and administrative Expenses                            -                   -               835            835
Exploration expense                                          725                   -                86            811
Other                                                          -                   -             1,349          1,349
                                             -------------------------------------------------------------------------
                                                             725                   -             2,270          2,995
                                             -------------------------------------------------------------------------
Loss before income taxes                                  (1,091)                  -            (2,270)        (3,361)
Income taxes recovered                                         -                   -               (58)           (58)
                                             -------------------------------------------------------------------------
Net loss                                            $     (1,091)      $           -       $    (2,212)    $   (3,303)
                                             =========================================================================

The Company's gold production is currently refined in Canada. Gold sales attributed to Nicaragua above were sold from Canada to customers in the United Kingdom or the United States but, due to the liquidity of the gold market and the large numbers of potential customers world wide, future sales may not be limited to these customers.




39 Annual Report 2003

Glencairn Gold Corporation



(i)  Segment Balance Sheets
(thousands of dollars)

                                                                 For the year ended December 31, 2003
                                             -------------------------------------------------------------------------
                                                      Limon Mine  Bellavista Project        Corporate            Total
                                             -------------------------------------------------------------------------
Cash and cash equivalents                           $        610       $          18       $   14,275     $    14,903
Other current assets                                       7,908                 343              847           9,098
Property, plant and Equipment                              5,603               6,813            1,590          14,006
Other non-current assets                                       -                 150              329             479
                                             -------------------------------------------------------------------------
Total assets                                        $     14,121       $       7,324       $   17,041     $    38,486
Capital expenditures                                $        485       $       1,043       $       78     $     1,606
                                             =========================================================================


                                                                For the year ended December 31, 2002
                                             -------------------------------------------------------------------------
                                                      Limon Mine  Bellavista Project        Corporate            Total
                                             -------------------------------------------------------------------------
Cash and cash equivalents                           $        421       $           -       $      333     $       754
Other current assets Property, plant and                   7,243                   -              415           7,658
Property, plant and Equipment                              6,783                   -            1,513           8,296
Other non-current assets                                       -                   -              269             269
                                             -------------------------------------------------------------------------
Total assets                                        $     14,447       $           -       $    2,530     $    16,977
                                             -------------------------------------------------------------------------
Capital expenditures                                $      1,390       $           -       $        5     $     1,395
                                             =========================================================================


21.  Subsequent Event
---  ----------------
During March 2004, the Company closed an equity financing for net proceeds of Cdn$27.2 million ($20.3 million). A syndicate of underwriters purchased 34,500,000 units at a price of Cdn$0.85 per unit. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole common share warrant entitles the holder to purchase one common share at a price of Cdn$1.25 until November 26, 2008. The warrants commenced trading on the Toronto Stock Exchange on March 3, 2004. The Company plans to use the net proceeds from the financing to complete construction of the Bellavista Mine in Costa Rica and for general corporate purposes.










40 Annual Report 2003
corporate information
---------------------

Directors                Officers                   Head Office
---------                --------                   -----------

Colin K. Benner3,4       Ian J. McDonald            500-6 Adelaide St. East
Toronto, Ontario         Chairman                   Toronto, Ontario
                                                    M5C 1H6
John D. Bracale1,4       Kerry J. Knoll
Fort Lauderdale, Florida President and Chief        Phone 416-860-0919
                         Executive Officer          Fax   416-367-0182
                                                    Email info.glencairngold.com
Gordon F. Bub1,2         T. Derek Price
Toronto, Ontario         Vice-President Finance and Web  www.glencairngold.com
                         Chief Financial Officer
Donald K. Charter2                                  Listing
Toronto, Ontario         Kevin C. Drover            -------
                         Chief Operating Officer
J. John Kalmet3,4                                   Toronto Stock Exchange (TSX)
Delta, British Columbia  Dunham L. Craig            Stock Symbol:  GGG
                         Vice-President             Warrant Symbol:  GGG.wt
Kerry J. Knoll           Corporate Development
Toronto, Ontario                                    Transfer Agent
                         Peter N. Tredger           --------------
Patrick J. Mars1,3       Executive Vice-President
Toronto, Ontario                                    Equity Transfer Services Inc
                         Michael B. Gareau          420-120 Adelaide St. West
Ian J. McDonald2         Vice-President Exploration Toronto, Ontario
Toronto, Ontario                                    M5H 4G3
                         Paul Caldwell              Phone  416-361-0930
                         Controller                 Fax    416-361-0470
1 Audit Committee
2 Corporate Governance   Lorna D. MacGillivray      Auditors
  Committee              Corporate Secretary        --------
3 Compensation Committee and General Counsel
4 Safety and Environment                            PricewaterhouseCoopers LLP
  Committee                                         Toronto, Ontario

                                                    Legal Counsel
                                                    -------------

                                                    Cassels Brock & Blackwell
                                                        LLP
                                                    Toronto, Ontario




This report contains certain Forward-Looking Statements within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those Risk Factors set forth in the Glencairn Gold Corporation's current Annual Information Form. Such factors include, but are not limited to: differences between estimated and actual ore reserves; changes to exploration, development and mining plaits due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and ore reserves of Glencairn. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Glencairn undertakes no obligation to release publicly arty revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

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                       6 Adelaide Street East, Suite 500
                            Toronto, Ontario M5C 1H6

                             www.glencairngold.com